SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32369

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K    ☐  Form  11-K   ☐Form 20-F ☐  Form 10-Q    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 29, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

PART I
REGISTRANT INFORMATION

Full name of registrant                      AFC Enterprises, Inc.

Former name if applicable

Address of principal executive office (Street and number) Six Concourse Parkway, Suite 1700

City, state and zip code Atlanta, Georgia 30328-5352

PART II
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

As reported in its press release dated March 24, 2003, filed with the Securities and Exchange Commission (“SEC”) as an Exhibit to Form 8-K filed on March 25, 2003, AFC Enterprises, Inc. (the “Company”) has announced that it will restate its financial statements for fiscal year 2001 and the first three quarters of fiscal year 2002. The Company is currently in the process of completing this restatement. As a result, the Company’s financial statements for fiscal years 2001 and 2002 to be included in the Annual Report on Form 10-K have not been completed and the Company’s independent auditors KPMG LLP have not completed audits of such financial statements. Accordingly, the Company is unable to complete its Annual Report on Form 10-K for the fiscal year ended December 29, 2002 within the prescribed time period. Although the Company is in the process of restating its financial statements and will seek to complete this process as quickly as possible, the Company cannot provide definitive guidance as to when the required financial statements will be completed. The Company will file its Annual Report on Form 10-K promptly upon the Company completing the restatement and preparation of full-year financial statements for fiscal year 2002 and KPMG LLP completing its audits of the financial statements for fiscal years 2001 and 2002. In addition, as reported in the press release dated March 24, 2003 referenced above, the Company is continuing to assess whether it will be necessary to restate its fiscal year 2000 financial statements. If the Company is required to restate its fiscal year 2000 financial statements, the Company may be further delayed in completing the required financial statements and filing its Annual Report on Form 10-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gerald J. Wilkins, Executive Vice President & CFO (Name)	(770) 353-3313 (Area Code)(Telephone Number)

               (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

☒Yes     ☐No

               (3)      Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes     ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Company is currently restating its financial results for fiscal year 2001 and the first three quarters of fiscal year 2002 and consequently is still preparing its financial statements for the full fiscal year 2002. Accordingly, no comparison can be made between the Company’s operating results for fiscal year 2001 and fiscal year 2002 until the restatement of such financial statements, the preparation of the full fiscal year 2002 financial statements, and the independent audits of those financial statements by KPMG LLP have been completed.

AFC Enterprises, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By:	/s/ Gerald J. Wilkins Gerald J. Wilkins Executive Vice President and Chief Financial Officer

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